UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X]	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the plan year ended December 31, 2002

[ ]	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the transition period from ______ to _____

Commission file number 0-6645

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

THE MANITOWOC COMPANY, INC. DEFERRED COMPENSATION PLAN

B. Name of the issuer of securities held pursuant to the plan and the address of its principal executive office:

THE MANITOWOC COMPANY, INC.
2400 South 44th Street
Manitowoc, WI 54220

REQUIRED INFORMATION

The following financial statements and schedules of The Manitowoc Company, Inc. Deferred Compensation Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Securities Act of 1974, as amended, are filed herewith.

THE MANTIOWOC COMPANY, INC.

DEFERRED COMPENSATION PLAN FINANCIAL STATEMENTS

For the period ending December 31,

	2002	2001

Cash & Equivalents	$ 5,522	$ 276,145
Contributions Receivable	17,231	33,360
Investment in Fixed Income Mutual Funds	--	564,937
Investment in Company Stock	3,975,960	6,980,115
Investment in Mutual Funds	738,236	6,283,238
Investment in Small Cap Fund	873,796	--
Investment in Mid-Cap Growth Fund	389,237	--
Investment in International Stock Fund	268,080
Investment in S&P Index	1,640,467	--
Investment in Equity Fund	558,348	--
Investment in Bond Fund	979,224	--
Investment in Balanced Fund	2,351,870	--

Assets Available for Plan Benefits	$ 11,797,971	$ 14,137,795
Change in Assets Available for Plan Benefits:
Opening Balance	$ 14,137,795	$13,643,323
Interest/Dividend Income	221,675	314,148
Employee Contributions	686,975	1,346,945
Employer Contributions	17,231	49,686
Distributions	(1,464,331)	(1,118,426)
Realized Gain/(Loss)	462,394	35,720
Unrealized Gain/(Loss)	(2,263,768)	(133,601)

Ending Balance of Assets Available for Plan Benefits	$ 11,797,971	$ 14,137,795

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee, which administers the Plan, has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Manitowoc, and State of Wisconsin, on the 19th day of June, 2003.

THE MANITOWOC COMPANY, INC. DEFERRED COMPENSATION PLAN

/s/ Thomas Musial
Thomas Musial

EXHIBIT INDEX
Exhibit No.	Description	Filed Herewith

99	Certification of Senior Vice President of Human Resources	X